Smart Sand, Inc.
28420 Hardy Toll Road, Suite 130
Spring, Texas 77373

December 14, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Craig Arakawa, Accounting Branch Chief
George K. Schuler, Mining Engineer
Office of Energy & Transportation

Re: Smart Sand, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-37936

Dear Mssrs. Arakawa and Schuler:

Thank you for the letter dated December 12, 2023 (the “Comment Letter”) setting forth the comments of the Staff of the Commission (the “Staff”) relating to the annual report on Form 10-K for the year ended December 31, 2022 filed by Smart Sand, Inc. (the “Company”) on February 28, 2023.

The Company is currently working on a response to the Comment Letter. In the Comment Letter, the Staff requested that the Company respond to the Comment Letter within ten business days by providing the requested information or advise the Staff as soon as possible when the Company will respond. The Company anticipates that it will be in a position to submit a response by January 12, 2024. Accordingly, the Company hereby respectfully request an extension of the time period required to respond to the Staff’s comments until January 12, 2024.

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan Lynch, at (713) 546-7404.

Very truly yours,

Smart Sand, Inc.

/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

CC: Ryan J. Maierson, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP